

March 23, 2016

James A. Lebovitz
Dechert LLP
2929 Arch Street
Philadelphia, PA 19104

Re: FS Global Credit Opportunities Fund – ADV, File No. 333-209621
           FS Global Credit Opportunities Fund – T, File No. 333-209622

Dear Mr. Lebovitz:

    We have reviewed the registration statements for the FS Global Credit Opportunities Fund – ADV and FS Global Credit Opportunities Fund – T, filed on Forms N-2 with the Securities and Exchange Commission on February 19, 2016.   We have the following comments which apply to both filings, unless otherwise noted. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined have the meaning given to them in the registration statement.

FS Global Credit Opportunities Funds – ADV and T

    Overview Comments

1. The Companies' names include the term global. The Fund's 12/31/2015 financial statement indicates the Fund invests 75% in the United States, 17% in Europe and 8% in other. Please expressly describe how the fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

2. Please supplementally identify the investors for whom FS Global Credit Opportunities Fund– ADV and T are intended. Explain how this investor base differs from Companies' A and D.

Preliminary Prospectus Cover Page

3. Under the heading Principal Investment Strategies, the prospectus discloses the Fund may invest in "other types of credit instruments." Under the Summary of Terms, under the heading Portfolio Composition, the disclosure states:

> The Fund may hold select and potentially significant positions in equity securities, including common stocks and convertible securities, or other assets that the Fund receives in exchange for its credit instruments as part of a reorganization process, and may hold those assets until such time as the Fund believes that a disposition is most advantageous. Such assets, to the extent received as part of a reorganization process, will be considered "credit instruments" for purposes of the Fund's intention to invest, under normal market circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in credit instruments.

Given the inclusion of specific types of securities that the Fund will consider "credit instruments" and consistent with Item 8.2.b (1), please revise the Principal Investment Strategies disclosure to state with specificity the "other types of credit instruments" in which the Fund will invest.

4. Under the heading Principal Investment Strategies, please describe in plain English "high conviction" investment opportunities.

5. Under the heading Unlisted Closed-End Fund and its accompanying bullets, please disclose the percentage of shares that may be eligible for repurchase at any time and the frequency of repurchase offers.

6. With regard only to FS Global Credit Opportunities Fund – ADV, under the same heading and bullets, please consider disclosing the terms of the contingent deferred sales charge.

Summary of Terms

7. Under the heading Portfolio Composition, the disclosure states, "The Fund may also use derivatives to hedge its foreign currency exposure resulting from its holdings of Non-U.S. Securities and may use various indices to hedge the Fund's portfolio during certain market cycles." Please disclose with specificity which derivatives the Fund may use as part of its principal strategy. The Fund's 12/31/2015 financial statement notes the Fund uses options and credit default swaps. Please consider if these instruments will be used as part of the principal strategy, and revise the disclosure appropriately. In addition, please disclose how derivatives will be counted for purposes of the 80% test.

8. With regard only to FS Global Credit Opportunities Fund - ADV, on page 9, under the heading Distribution Fee, the disclosure is not clear regarding the extent to which an individual shareholder may pay a distribution fee. The disclosure states the "aggregate

distribution fee" will not exceed 2.0% of the gross offering proceeds. In addition, it states that Shares are subject to an annual distribution fee of 0.67%, which will terminate, among other instances, upon a Liquidity Event. A risk factor on page 14 notes the Company will not seek to complete a Liquidity Event for at least five years from the date the Fund commenced investment operations.

    a. Please supplementally confirm whether the distribution fee will be capped at 2.0% for any individual shareholder.

    b. Please supplementally explain the effect on later-investing shareholders if the 2.0% aggregate distribution fee is reached within the first year of the offering.

9. Under the heading Organization and Offering Expenses, the disclosure states, "The Company has charged offering costs against capital in excess of par value." Please describe how this policy is in accordance with U.S. Generally Accepted Accounting Principles. Specifically, we point to the guidance under ASC 946-20-35-5 which states, "Offering costs recognized as a deferred charge under paragraph 946-20-25-6 shall be amortized to expense over 12 months on a straight-line basis when operations begin."

10. Under the heading Liquidity Strategy, please disclose the date on which the Fund commenced investment operations.

11. Under the heading Risk Factors, please delete the sentence, "Leverage could create the opportunity for higher income and returns for Fund Shareholders" as this is not a risk.

<u>Summary of Fees and Expenses</u>

12. At footnote 3, for purposes of calculating the fees and expenses, the Company assumes it will sell $100 million worth of Shares during the twelve months ending June 30, <u>2016</u>. Please confirm the date disclosed is accurate. If not, please revise the time frame to reflect when the Company expects to sell $100 million worth of Shares.

13. At footnote 6, the Company discloses that the Fund uses two special purchase vehicles for financing (Dauphin Funding LLC and Bucks Funding). Please disclose if these entities are funded on a recourse or non-recourse basis. Also, please describe any covenants that could accelerate the debt or line of credit to become due or paid in full.

<u>Example</u>

14. Under the heading Summary of Fees and Expenses, the expense example is provided. Please confirm compliance with Instruction 11 to Item 3 on form N-2 with regards to the calculation of the expense example.

Use of Proceeds

15. The disclosure states, "The Company expects that following the Fund's receipt of the net offering proceeds, the Fund will invest such proceeds as soon as practicable in accordance with the Company's and the Fund's investment objectives and strategies and consistent with market conditions and the availability of suitable investments." If the Fund expects that it will take longer than three months from receipt of proceeds to invest the Company's assets, please also disclose the reasons for the expected delay. See Guide 1 to Form N-2 and Item 7.2.

Risks Relating to Investment Strategies and Fund Investments

16. Under the heading Debt Instruments Risk, the prospectuses discloses the Fund may invest in loan participations. If this will be a principal strategy, please revise the Principal Investment Strategies disclosure to include this information.

Risks Relating to the Fund's Investment Program

17. Under the heading Non-U.S. Securities Risk, the disclosure states the fund may invest in emerging markets. Please disclose how the Fund determines if a country is an emerging market.

Other Risks Relating to the Company and the Fund

18. Under the heading GSO and Blackstone Conflicts of Interest Policies and Procedures Risks, the disclosure states there are conflicts that "may reduce the positive synergies that the Fund expects to utilize from GSO for purposes of finding attractive investments." Please revise this sentence for plain English.

Management and Incentive Fees

19. On pages 62 and 63 for FS Global Credit Opportunities Fund – T and FS Global Credit Opportunities Fund – ADV, respectively, under the heading Approval of the Investment Advisory and Sub-Advisory Agreements, please expand on the approval process to discuss in reasonable specific detail the material factors and conclusions that formed the basis for the board's approval.

Share Repurchase Program

20. Please disclose if there is any intent to incur debt or finance a share repurchase. If so, disclose the amount of debt that may be incurred for this purpose. Also disclose how share repurchase might affect expense ratios, portfolio turnover, and the ability of the registrant to achieve its tax objective.

<u>Taxation of U.S. Shareholders</u>

21. Under the heading Sale or Exchange of Shares, please disclose if a shareholder may transfer his holdings from one Company to another. If so, please disclose the tax implications of the transfer.

<u>Financial Statements</u>

22. On page F-1, under the heading Financial Statements, please file pre-effective amendments with seed financial statements for FS Global Credit Opportunities Fund – ADV and FS Global Credit Opportunities Fund – T. Please be aware that the Staff may have additional comments related to the seed financial statements upon review.

Part C

23. Please attach all required documentation. We may have additional requirements once they are submitted for review.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,

/s/ Marianne Dobelbower

Marianne Dobelbower
Attorney
Disclosure Review Office